                                ALSTON & BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

PETER C. NOVEMBER           DIRECT DIAL: 404-881-7872       E-MAIL: PNOVEMBER@ALSTON.COM

                                 April 28, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:      LHC Group, LLC
         Supplemental Response to Form S-1/A
         Filed April 7, 2005
         File Number 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, Inc. (the "Company"), we hereby file this letter in response to the comment letter dated April 27, 2005 from the Staff with regard to the above referenced registration statement (the "Registration Statement"). Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.

COMMENT

FORM S-1/A

Applicability of ASR to the Beta, HTAT and St. Landry's Contingent Put Options

         1. We note that the Beta and HTAT equity derivatives become exercisable in the event that LHC Group LLC undertakes an initial public offering or is "sold, merged or otherwise acquired." Please confirm our understanding, if true, that during the April 25, 2005 conference call you represented that a legal standpoint the condition "sold, merged or otherwise acquired" would be met in the event more than 50% of the voting power of the company is transferred.

    Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,         601 Pennsylvania Avenue,
  101 South Tryon Street,      New York, NY 10016             Suite 600                         N.W.
        Suite 4000                212-210-9400         Raleigh, NC 27604-1062        North Building, 10th Floor
 Charlotte, NC 28280-4000      Fax: 212-210-9444            919-862-2200             Washington, DC 20004-2601
       704-444-1000                                       Fax: 919-862-2260                 202-756-3300
     Fax: 704-444-1111                                                                   Fax: 202-756-3333

Mr. Jeffrey Riedler
April 28, 2005
Page 2


RESPONSE

         We confirm that from a legal standpoint, we believe that the condition "sold, merged or otherwise acquired" would be met in the event more than 50% of the voting power of LHC Group is transferred.

COMMENT

         2. We note that the St. Landry option is exercisable if LHC Group LLC "undertakes and initial public offering or is acquired by a publicly traded company.'" Please confirm our understanding, if true, that during the April 25, 2005 conference call, you represented that from a legal standpoint the condition "acquired by a publicly traded company" would be met in the event more than 50% of the voting power of the company is transferred.

RESPONSE

         We confirm that from a legal standpoint, we believe the condition "acquired by a publicly traded company" would be met in the event more than 50% of the voting power of LHC Group is transferred.

COMMENT

         3. If the answer to the two previous questions that a more than 50% ownership transfer makes these options exercisable, it appears that these puts are mandatorily redeemable under the guidance provided in ASR 268 because the change of control provision is outside the control of the company and its board. Please provide to us an analysis of the application of ASR 268 and EITF D-98 as it relates to the measurement criteria for these puts through the date of the completion of the initial public offering.

RESPONSE

Beta Home Care, Inc. Analysis

         In January 2004 we entered into a joint venture with Beta Home Care, Inc. ("Beta") for the ownership and operation of a home nursing agency (the "Beta Joint Venture"). In conjunction with this transaction, we amended the operating agreement for the Beta Joint Venture and granted Beta a right to exchange its minority interest holdings in the Beta Joint Venture for shares of LHC Group's common stock upon either of the following events: (i) if LHC Group undertakes an initial public offering, or (ii) if LHC Group is sold, merged or otherwise acquired. On September 14, 2004, we entered into an Exchange Agreement with Beta pursuant to which it was agreed that in the event LHC Group closes an initial public offering, Beta would be required to exercise its conversion

Mr. Jeffrey Riedler
April 28, 2005
Page 3


option and established that the consideration to be received by Beta upon conversion would be 450,000 shares of LHC Group's common stock and the cash equivalent of 153,772 shares of LHC Group's common stock.

         Based on discussions with the Staff, we believe that it is necessary to analyze the proper accounting treatment for this conversion option by analyzing the conversion option under both the initial public offering scenario and the scenario involving the sale, merger or other acquisition of LHC Group. It is our understanding that based on assertions from us, the Staff does not believe that the conversion option is a freestanding instrument under SFAS No. 150 or an embedded derivative under SFAS No. 133. Further, the Staff does not believe that the concept of freestanding contained within EITF 00-6 would apply to the conversion option. Accordingly, the conversion option would not be accounted for using the guidance provided in EITF 00-6. Therefore, we will limit our analysis to the application of ASR 268 and EITF Topic D-98.

         ASR 268 requires a public entity's stock subject to redemption requirements that are outside the control of the issuer to be excluded from the caption "stockholders' equity" and presented separately in the issuer's balance sheet. Since the decision by LHC Group to complete an initial public offering is within the control of the Board of Directors of LHC Group, we believe that the conversion option in the context of our initial public offering would not be subject to ASR 268. Based on conversation with the Staff, we believe the Staff has adopted this same position.

         In the context of a sale, merger or other acquisition of LHC Group, we understand the Staff believes that management does not control a sale in all situations. For example, if a third party were to acquire a majority of the outstanding shares of LHC Group's common stock directly from its stockholders (which transaction we believe would trigger the conversion rights), that transaction would not be required under Delaware law to be approved by the Board of Directors of LHC Group. As we have previously indicated, in the case of LHC Group we believe this type of transaction would be in the control of the management of LHC Group by reason of management owning approximately 59.8% of LHC Group's common stock. However, we understand the Staff does not concur with this position.

         Assuming that a sale, merger or other acquisition of LHC Group is not within the control of LHC Group, then ASR 268 would apply to the conversion option as it relates to a sale, merger or other acquisition of LHC Group. If ASR 268 applies, we would then look to the guidance provided in EITF Topic D-98. Under EITF Topic D-98, once it becomes probable that the minority interest would become redeemable, the minority interest should be adjusted to its current redemption amount. Between January 1, 2004 and the date of this letter, LHC Group has not engaged in any discussions with any third party regarding the acquisition of LHC Group. There have been no letters of intent signed by LHC Group related to such a transaction and LHC Group has not engaged any investment or other advisors to assist LHC Group in any sale, merger or other acquisition

Mr. Jeffrey Riedler
April 28, 2005
Page 4


of LHC Group. Further, the Board of Directors of LHC Group has not approved or otherwise directed management to explore such a transaction. Therefore, we do not believe that at anytime since January 1, 2004 the sale, merger or other acquisition of LHC Group has been probable. Therefore, under the guidance provided by EITF Topic D-98 the minority interest related to the Beta Joint Venture should not yet be adjusted to its current redemption amount.

         Since the minority interest will not have been adjusted to its redemption value, upon completion of our initial public offering and the closing of the transactions set forth in the Exchange Agreement with Beta, we will apply purchase accounting under Statement 141 without any need to unwind any previous fair value adjustments.

HTAT Analysis

         In April 2004 we entered into a joint venture for the ownership and operation of an outpatient rehabilitation clinic with four individual minority interest holders (the "HTAT Holders") who collectively own 49% of the equity joint venture interests (the "HTAT Joint Venture"). The operating agreement for the HTAT Joint Venture granted the HTAT Holders a right to exchange their minority interest holdings in the HTAT Joint Venture for shares of LHC Group's common stock upon either of the following events: (i) if LHC Group undertakes an initial public offering, or (ii) if LHC Group is sold, merged or otherwise acquired. On November 23, 2004, we entered into an Exchange Agreement with the HTAT Holders pursuant to which it was agreed that in the event LHC Group closes an initial public offering, the HTAT Holders would be required to exercise their conversion option and established that the consideration to be received by the HTAT Holders upon conversion would be 68,034 shares of LHC Group's common stock.

         For the reason articulated above, we will analyze the proper accounting treatment for the conversion feature under both the initial public offering scenario and the sale of LHC Group scenario using the guidance set forth in ASR 268 and EITF Topic D-98. The Board of Directors of LHC Group can control whether LHC Group completes an initial offering. Thus, ASR 268 would not apply to the conversion option for the HTAT Joint Venture in the context of an initial public offering. Although for the reasons set forth above we believe there is a strong argument to be made that management can control a sale of LHC Group, we will assume that ASR 268 would apply to the conversion option in the HTAT Joint Venture in the context of a sale of LHC Group. As stated above, we do not believe a sale of LHC Group has been probable since the formation of the HTAT Joint Venture in April 2004. Accordingly, under the guidance set forth in EITF Topic D-98, the minority interest for the HTAT Joint Venture should not have been adjusted to its redemption value. Since the minority interest will not have been adjusted to its redemption value, upon completion of our initial public offering and the closing of the transactions set forth in the Exchange Agreement with the HTAT Holders, we will apply

Mr. Jeffrey Riedler
April 28, 2005
Page 5


purchase accounting under Statement 141 without any need to unwind any previous fair value adjustments.

St. Landry's Analysis

         In April 2004 we entered into a joint venture for the ownership and operation of a long-term acute care hospital with individual minority interest holders (the "St. Landry's Holders") who collectively own 5% of the equity joint venture interests (the "St. Landry's Joint Venture"). The operating agreement for the St. Landry's Joint Venture granted the St. Landry's Holders a right to exchange their minority interest holdings in the St. Landry's Joint Venture for shares of LHC Group's common stock upon either of the following events: (i) if LHC Group undertakes an initial public offering, or (ii) if LHC Group is acquired by a publicly traded company. Since the St. Landry's Holders are physicians, their ownership of shares of LHC's common stock is contingent upon compliance with the federal Stark law. Therefore, the conversion feature may only be exercised by the St. Landry's Holders in the event that we (or our successor) have $75 million of stockholders' equity following our initial public offering. Based on the anticipated initial public offering price, we are reasonably certain that following our initial public offering we will not have $75 million in stockholders' equity. Thus, the St. Landry's Holders will not have the right to exercise their conversion rights in connection with our initial public offering.

         In addition to the conversion option, the St. Landry's Holders have also been granted a right to require us to redeem their minority interest holdings in the equity joint venture in cash by delivering notice to us at anytime after 30 days following our initial public offering. The purchase price is equal to the product of the number of shares of our common stock the redeeming member would have received upon exercise of the conversion option and the average trading price of our common stock during the 30 days preceding the exercise of the redemption right.

         For the reason articulated above, we will analyze the proper accounting treatment for the conversion/redemption feature under both the initial public offering scenario and the acquisition of LHC Group by a public company scenario using the guidance set forth in ASR 268 and EITF Topic D-98. Again for the reasons set forth above, we believe that LHC Group can control whether it completes an initial public offering. Thus, ASR 268 would not apply to the conversion option for the St. Landry's Joint Venture in the context of an initial public offering. It should be noted that the redemption feature in operating agreement for the St. Landry's Joint Venture is only available following an initial public offering and not following an acquisition of LHC Group by a public company. Since the Board of Directors of LHC Group controls whether or not we complete an initial public offering, the redemption feature would not be covered by ASR 268 prior to the completion of our initial public offering.

Mr. Jeffrey Riedler
April 28, 2005
Page 6


         Although we believe a strong argument can be made that management can control a sale of LHC Group, we will assume that ASR 268 would apply to the conversion option in the St. Landry's Joint Venture in the context of an acquisition of LHC Group by a public company. As discussed above, we do not believe the acquisition of LHC Group by a public company has been probable since the formation of the St. Landry's Joint Venture in April 2004. Accordingly, under the guidance set forth in EITF Topic D-98, the minority interest for the St. Landry's Joint Venture should not have been adjusted to its redemption value.

         If the St. Landry's Holders do not exercise their redemption rights upon completion of our initial public offering, then under EITF Topic D-98 we would be required to adjust the minority interest in St. Landry's to its redemption value beginning in our first quarter as a public company. We would propose to account for this as described in Response 1(a) in our letter dated April 19, 2005. We would be willing to discuss this accounting treatment with you prior to filing our first Form 10Q.

COMMENT

Requirement to Provide Article 11 of Regulation S-X Pro Forma Financial Information

         4. Please provide a robust discussion of the whether the company believes that it is probable that the St. Landry's will redeem their minority interest holdings upon the completion of the initial public offering. Please base this analysis of probability on the terms described in Financial Reporting Codification 506.02.c.ii.

RESPONSE

         The probability analysis requested by the Staff is only relevant if the redemption of the interests held by the St. Landry's Holders would either individually, or in the aggregate when combined with the redemption of the interests held by Beta and the HTAT Holders, require us under Article 11 of Regulation S-X to include pro-forma financial information in our Registration Statement. As noted in our response to comment no. 5, pro-forma financial information would not be required for the St. Landry's redemption under either scenario.

COMMENT

         5. Refer to comment 11 of the April 19, 2005 response letter. Based one this response, it appears that the company evaluated the need to provide pro forma financial information on each step acquisition separately. If the company determined that the St. Landry's step acquisition is probable, it appears that each of these step acquisition: should be viewed as related

Mr. Jeffrey Riedler
April 28, 2005
Page 7


                  businesses because they will occur based on the outcome of a single event, initial public offering. Please provide to us an analysis that addresses whether St. Landry's, Beta, and HTAT should be considered related businesses. If the St. Landry's step acquisition is not probable, address this issue for the HTAT and Beta step acquisitions. Specifically address the criteria, discussed in Rule 3-05(a)(3)(iii) of Regulation S-X.

RESPONSE

         Pursuant to Article 11 of Regulation S-X pro-forma financial information is required for a single transaction if one of the following three conditions is satisfied: (i) if LHC Group makes an investment in the acquisition that exceeds 20% of LHC Group's consolidated total assets as of the end of the most recently completed fiscal year; (ii) if the assets of the entity being acquired exceeds 20% of the total consolidated assets of LHC Group (after intercompany eliminations) as of the end of the most recently completed fiscal year; or (iii) if the income from continuing operations of the acquired entity exceeds 20% of the consolidated income of LHC Group as of the end of the most recently completed fiscal year. If LHC Group engages in the acquisition of related businesses, as that term is defined in Rule 3-05(a)(3) of Regulation S-X, then for purposes of determining whether on an aggregate basis pro-forma financial information is required the reference to 20% in each of the three tests mentioned above should be changed to 50%. Set forth below is our analysis of the three pro-forma financial information tests with respect to Beta, HTAT and St. Landry's, both individually and on an aggregate basis.

                                              Significance Test
                              ----------------------------------------------
                              Assets           Investment             Income
                              ------           ----------             ------
        Beta                   17.1%              17.1%                10.6%
        HTAT                    1.9                1.9                  0.9
        St. Landry              2.7                2.7                  0.9
                              -----              -----                -----

        Combined               21.7%              21.7%                12.4%
                              =====              =====                =====

         As none of the individual significance tests are greater than 20% and in the aggregate none of the tests exceeds 50%, we do not believe pro forma financial statements are required under Article 11 of Regulation S-X.

Mr. Jeffrey Riedler
April 28, 2005
Page 8


COMMENT

APPENDIX B ADDITIONAL DISCLOSURE

         6. We note the proposed disclosure that the company included in its March 25, 2005 letter as Appendix B. Related to this disclosure, we have the following comments:

         a) Related to the $1.1 million that the company would be required to pay related to the St. Landry agreement, consider disclosing the number of shares and the stock price used to calculate this amount.

         b)       Consider disclosing this amount in the table at the end of the note instead of the $0 disclosed there.

         c) The paragraph that describes the company's accounting will need to be adjusted to reflect the results of its analysis based on our discussions and the company's analysis requested in other comments.

         d) Please clearly indicate that the put options related to the HTAT and Beta agreements are still outstanding related to the change of control provision and that they are only replaced related to the IPO contingency. It should be clear that there are three puts and two forwards outstanding related to these minority interests.

         e) Consider disclosing the reasons for entering into these exchange agreements as well as a discussion of how the settlement amounts were determined.

         f) The table indicates that the amounts disclosed in the last two columns represent the "fair value" of these instruments. Is it more appropriate to disclose these as the anticipated settlement amounts?

         g) Along the same thought it seems that the put option values for Beta and HTAT would not be "N/A" but some other amount given that the put options are still outstanding.

RESPONSE

         In Amendment No. 3 to the Registration Statement we will include the additional disclosure referenced in our March 25, 2005 letter, which disclosure will contain the revisions suggested by the Staff in this comment no. 6.

COMMENT

ACCOUNTING FOR THE EXCHANGE AGREEMENTS

         7. Did the Beta and HTAT forwards issued in the respective exchange agreement is have a fair value at the date you executed the exchange agreement equal to the written put rights given up by the holders of those puts? Please fully explain your response.

Mr. Jeffrey Riedler
April 28, 2005
Page 9


RESPONSE

         We have asserted throughout our discussions with the Staff that the put options were "fair value puts." That is consistent with our intent and belief that the formula in the put option would result in a fair value price for the minority interest when the option was exercised. It is acknowledged that a strict application of the formula does not result in a fair value price when that formula is applied at a point in time prior to that in which we had an expectation of the option being exercisable. In the case of applying the formula prior to the date when the option becomes exercisable, the formulaic price in the put option would result in a price different than fair value for the minority interest. This difference is further discussed below for each minority interest.

         The Staff's primary concern is whether there was an exchange of value between us and the minority interest holder on the date the exchange agreements were substituted for the put options. We believe there was no exchange of value on that date. It was the intent and desire of both us and the minority interest holders simply to remove the optionality of the sale/purchase of the minority interest on the occurrence of an initial public offering and thus provide certainty that the sale/purchase would occur. It was also the intent and desire of both parties that the formula in the exchange agreement clarify and replicate in value (but not necessarily in verbiage) the "fair value price" in the put option. As such, the settlement price inherent in the exchange agreement admittedly did not equal the settlement price derived by a then-current application of the formula in the put option, but was instead calculated to replicate the formulaic put price given an expectation of when the put would have been exercised. Therefore, as the result of the negotiations, both parties believed there was "equal value" before and after the substitution - that is, the settlement price under the exchange agreement formula would result in the same value that would have been expected by the application of the formula in the put agreement for the transaction given the expectation of when such a transaction would occur.

         With respect to HTAT, the settlement price inherent in the exchange agreement of $680,000 (approximately 68,000 shares at an assumed initial public offering price of $10 per share) did not equal the settlement price of $0 derived by a then-current application of the conversion formula in the put option. At that point in time, there was no value to the minority interest holders due to the HTAT Joint Venture's lack of maturity as an operating unit (i.e., lack of trailing 12 months EBITDA as well as negative EBITDA as of that date). Our expectation was that the HTAT Joint Venture's contribution to LHC Group would increase as it matured. This expectation was factored into our replication of the formulaic put price at a point in time when our initial public offering was expected to have occurred. In other words, at the time we determined the amount to be paid under the exchange agreement, we estimated the EBITDA of the HTAT Joint Venture and of LHC Group on the estimated date of our initial public offering. We then used those EBITDA estimates to determine the consideration payable under the exchange agreement. Under the strict application of the formula we would have used the EBITDA

Mr. Jeffrey Riedler
April 28, 2005
Page 10


for the preceding 12 months as of the date we entered into the exchange agreement, which would not have reflected the fair value at the point in the future when the option was actually exercised upon completion of our initial public offering.

         With respect to the Beta Joint Venture, the settlement price inherent in the exchange agreement of $6 million did not equal the settlement price of $7.4 million derived by a then-current strict application of the conversion formula in the put option. The differential between these amounts was due to several factors. First, our expectation was that Beta's contribution to LHC Group would decrease over the passage of time due to its maturity as an operating unit and constraints on its future growth and the expected growth of other operating units. This expectation of declining contribution to LHC Group was factored into our replication of the formulaic put price at a point in time that it would have been exercised. In addition, under the put option's conversion formula the minority interest holders were to receive only restricted shares of LHC Group as consideration. Under the exchange agreement, the nature of the consideration received was changed slightly to include cash of $1.5 million and $4.5 million of restricted shares. Accordingly, Beta was willing to take a reduction in its aggregate purchase price in exchange for receiving cash (which provides more assurance of liquidity) as opposed to restricted shares of LHC Group.

         Focusing on the fair value of the put agreement and the fair value of the exchange agreement (as opposed to the value of the specifically calculated settlement amounts under the formulae in those agreements), we continue to believe that fair values of those contracts at the date of the substitution would be equal and essentially $0. The agreements would result in fair value transactions in the timeframe they would be expected to be exercised - and an agreement or ability to do something at fair value generally has a fair value of $0. Any differential resulting from comparing the formula price (strike price) to current market price for the minority interest (that is, the intrinsic value to the contract on a valuation date) would have to be considered in conjunction with the other elements of fair value when determining the fair value of the overall agreement, including discounting and the probability of the resolution of any contingencies. In other words, we believe that a probability factor of essentially 0% related to the resolution of the contingencies within our control associated with our initial public offering was applied resulting in a fair value of $0 for either agreement.

         If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                         Sincerely yours,
                                         /s/ Peter C. November
                                         Peter C. November